UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Forme Capital, Inc.
31200 Via Colinas, Suite 200
Westlake Village, CA 91362

INFORMATION FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

This Information Statement is being mailed on or about September 25, 2007, by Forme Capital, Inc. (the "Company") to the holders of record of shares of its Common Stock as of the close of business on September 25, 2007. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

You are receiving this Information Statement to inform the shareholders of the Company of a change in control of the Company and a change in the majority of the Board effected pursuant to a Stock Purchase Agreement, dated as of September 19, 2007 (the "Purchase Agreement"), by and among the Company, one of the Company’s shareholders, Synergy Business Consulting (the “Seller”), and Lomond International, Inc. as agent for the several buyers ("Buyers").

Forme Capital, Inc. (OTCBB: FCPL) was incorporated as a Delaware corporation in 1986. The Company has no operations or substantial assets, and intends to seek out and obtain candidates with which it can merge or whose operations or assets can be acquired through the issuance of common stock, equity and/or debt. Existing shareholders of the Company will, in all probability, experience significant dilution of their ownership of the Company in connection with any such proposed acquisition. Management has placed no restrictions on the types of businesses which may be acquired.

Change of Control

On September 19, 2007 (the "Purchase Date"), the parties entered into the Purchase Agreement and pursuant thereto the several Buyers purchased and the Seller sold an aggregate of 11,824,200 previously issued and outstanding shares of the Company's restricted common stock, comprising, 93.0 % of the issued and outstanding capital stock of the Company, for the aggregate purchase price, including expenses, of $650,000 or $0.055 per share. All of the Company's current officers and directors agreed to resign and the Buyers' nominees, Messrs. John Vogel, Robert Scherne and Vincent Finnegan were appointed to fill the vacancies resulting in connection with the stock purchase transaction.

The information contained in this Information Statement, which is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder, concerning each person chosen for our Board of Directors has been furnished to us by each individual, and we assume no responsibility for the accuracy, completeness or fairness of any of that information.

In connection with the Purchase Agreement, on the Purchase Date, the Company's Chief Executive Officer, Secretary and sole director, Bartly J. Loethen, resigned and subject to and effective upon compliance with Rule 14f-1 under the Exchange Act, Mr. Loethen appointed John Vogel (“Vogel"), Robert Scherne ("Scherne") and Vincent Finnegan ("Finnegan") as the new Board of Directors prior to tendering his resignation as a director. Rule 14f-1 provides that Scherne, Vogel and Finnegan will become directors ten (10) days after the filing of this Statement with the Securities and Exchange Commission (the "Commission") and its delivery to the Company's shareholders, and each will serve until his successor is elected and qualified. A shareholder vote is not required and will not be taken with respect to the election of the new directors in connection with the Purchase Agreement.

To the best of the Company’s knowledge, none of the incoming directors is currently a director or, or holds any position with the Company or has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company’s knowledge, none of the designees has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Voting Securities

Our authorized capital consists of 100,000,000 shares of common stock with a no par value, and 100,000,000 shares of preferred stock with a par value of $0.01. At the close of business on September 19, 2007, the Company had 12,715,000 shares of Common Stock issued and outstanding.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of September 15, 2007 with respect to the beneficial ownership of the Company’s outstanding common stock. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner (1)	Common Stock Beneficially Owned	Percentage of Common Stock (3)
Stallion Ventures, LLC	5,812,800	45.72%
Castle Bison, Inc.	1,218,200	9.58%
Menlo Venture Partners, LLC (2)	1,218,200	9.58%
Windermere Insurance Company	1,800,000	14.16%
All officers and directors as a group (3 persons)	0	0

(1)	Except as otherwise indicated, the address of each beneficial owner is 31200 Via Colinas, Suite 200, Westlake Village, CA, 91362.
(2)	The address of this beneficial owner is 4607 Lakeview Canyon Road #222, Westlake Village, CA, 91360.
(3)
Applicable percentage ownership is based on an assumption of 12,715,000 shares of common stock outstanding as of September 19, 2007, together with other securities exercisable or convertible into shares of common stock within 60 days of such date by each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently obtainable or obtainable within 60 days of September 19, 2007 by exercise or conversion of other securities are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Changes to the Board of Directors

The following sets forth the names of the current Directors, nominees for Director and executive officers of the Company, and the principal positions with the Company held by such persons. The Directors serve one year terms or until their successors are elected. The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions due to the limited scope of its operations in the past and the short time elapsed since the Merger, but plans to establish some or all of such committees in the future. All such applicable functions have been performed by the Board of Directors as a whole. There are no family relationships among any of the Directors, nominees or executive officers.

There are no material proceedings known to the Company to which any director, officer or affiliate of the Company, or any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any affiliate of such persons is a party adverse to the Company or has a material interest adverse to the Company. There are no legal proceedings known to the Company that are material to the evaluation of the ability or integrity of any of the Directors or executive officers.

Resigning Directors and Executive Officers

Bartly J. Loethen, President, Treasurer, Secretary, Member of the Board of Directors

Bartly Loethen has been Chairman, Chief Financial Officer, President, Vice President, Secretary, Treasurer and Director of the Company since March 2007. Mr. Loethen is an attorney and founding partner of Synergy Law Group, L.L.C. He practices corporate law. His experience includes working with privately-held companies, public companies, mergers and acquisitions, private placement investments, financing transactions, and licensing matters, as well as general corporate matters. Prior to the practice of law, Mr. Loethen was a Revenue Agent with the Internal Revenue Service. Mr. Loethen holds a B.S. /B.A. in Accounting from the University of Missouri (1986), is a certified public accountant, and received his J.D. from the University of Illinois College of Law (1994).

Director and Executive Officer Nominees

John Vogel, Director

Mr. Vogel has been a director and co-founder of Century 21 Ability, Inc. from the period 1996 to December 2005. Mr. Vogel also served as Chief Executive Officer, President, Secretary and Chairman of the Board of UniPro Financial Services, Inc. until the company successfully merged with China Fires Safety and Protection Group in 2006. Mr. Vogel also serves as an officers and board member of International Imaging Systems, Inc. Mr. Vogel has over 30 years of experience in marketing and sales, including 13 years at World Savings Bank (WSB); VP District and VP Regional Loan Origination and VP Sales Manager and VP of Real Estate (Owned).

Robert Scherne, Director

Mr. Scherne has been the principal of Robert C. Scherne, CPA, PC, since March 2003. Prior to that, Mr. Scherne was employed as an accountant by Merdinger, Fruchter Rosen and Company from December 1993 to December 2002; by Louis Sturz & Co. and its successor firm Grossman, Russo & Shapiro from July 1986 until November 2002; and by L.H. Frishkoff & Co. and its successor firm, A. Uzzo &Co., from July 1978 to June 1986. Mr. Scherne holds a BBA in Accounting from Pace University (New York City), and is an active member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants.

Vincent Finnegan, Director

Mr. Finnegan has been employed by Wells Fargo since August of 2005. Prior to that, Mr. Finnegan was employed by Santa Barbara Bank and Trust. At Santa Barbara Bank and Trust he was responsible for trust development from November of 2004 until January of 2005. Also, Mr. Finnegan served as a Regional Vice President of Sales at Phoenix Life Insurance Group from August of 1999 until October of 2003. Mr. Finnegan holds a Juris Doctorate from Chicago Kent College of Law and an MBA from Iona College Graduate School of Business.

Executive Compensation

The Executive Officers of Forme Capital Inc. have not received any compensation since the date of incorporation of our Company and we did not accrue any compensation. There are no securities authorized for issuance under any equity compensation plan, or any options, warrants, or rights to purchase our common stock.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers, directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission "SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended April 30, 2007 , its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

Compensation of Directors

We do not compensate our directors for their time spent on behalf of our Company, but they are entitled to receive reimbursement for all out of pocket expenses incurred for attendance at our Board of Directors meetings.

Pension and Retirement Plans

Currently, we do not offer any annuity, pension or retirement benefits to be paid to any of our officers, directors or employees, in the event of retirement. There are also no compensatory plans or arrangements with respect to any individual named above which results or will result from the resignation, retirement or any other termination of employment with our company, or from a change in the control of our Company.

Employment Agreements

We do not have written employment agreements with any of our key employees.

Audit Committee

Presently the Board of Directors is performing the duties that would normally be performed by an audit committee. We intend to form a separate audit committee, and are seeking potential independent directors. We are seeking experienced businesspeople and plan to appoint an individual qualified as an audit committee financial expert.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Forme Capital, Inc., has duly caused report to be signed on its behalf by the undersigned hereunto duly authorized.

DATED: September 25, 2007
Forme Capital Inc.

By:	/s/ Bartly J. Loethen
President